EXHIBIT 99.1

# News Release



**Contact:** Investor Relations
**Phone:** (713) 324-4755
**Email:** xjtinvestor@expressjet.com

## EXPRESSJET REPORTS OCTOBER 2004 PERFORMANCE

HOUSTON, Nov. 1, 2004 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in October 2004 for its Continental Express operating fleet.

During the month, ExpressJet flew 671.6 million revenue passenger miles (RPMs), up 21.8 percent over October 2003, and increased available seat miles (ASMs) by 15.2 percent compared with October 2003. ExpressJet's October load factor was 74.3 percent, a 4.0 point improvement over October 2003. The company flew 62,734 block hours, compared with 53,726 block hours in October 2003, and operated 35,027 departures, over 31,645 departures in October 2003.

Also in October 2004, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 99.7 percent. In October 2003, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 99.4 percent.

The company announced that it expects to begin service on Dec. 16 between Laredo International Airport and Mexico City, and service between Los Angeles International Airport and Aguascalientes, Huatulco, Leon-Guanajuato, and Morelia, Mexico. ExpressJet also accepted delivery of two 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 242 jets.

ExpressJet Airlines, Inc. operates as Continental Express, the regional jet provider for Continental Airlines. With service to approximately 146 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland, and additional non-hub service to and from Mexico. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines.

ExpressJet Airlines employs approximately 6,500 people and is owned by ExpressJet Holdings, Inc. For more information, visit www.expressjet.com.

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## PRELIMINARY TRAFFIC RESULTS

| October | 2004 | 2003 | Change |
|---|---|---|---|
| Revenue Passenger Miles (000) | 671,567 | 551,200 | 21.8 Percent |
| Available Seat Miles (000) | 903,887 | 784,348 | 15.2 Percent |
| Passenger Load Factor | 74.3 Percent | 70.3 Percent | 4.0 Points |
| Block Hours | 62,734 | 53,726 | 16.8 Percent |
| Departures | 35,027 | 31,645 | 10.7 Percent |

| YEAR-TO-DATE | 2004 | 2003 | Change |
|---|---|---|---|
| Revenue Passenger Miles (000) | 6,118,898 | 4,690,460 | 30.5 Percent |
| Available Seat Miles (000) | 8,603,453 | 6,892,996 | 24.8 Percent |
| Passenger Load Factor | 71.1 Percent | 68.0 Percent | 3.1 Points |
| Block Hours | 602,428 | 486,687 | 23.8 Percent |
| Departures | 335,910 | 293,250 | 14.5 Percent |

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